DIRTT Environmental Solutions Ltd

7303 30th Street S.E.

Calgary Alberta, Canada T2C 1N6

November 13, 2023

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	DIRTT Environmental Solutions Ltd.

Registration Statement on Form S-1

Filed October 26, 2023

File No. 333-275172

Ladies and Gentlemen:

Set forth below are the responses of DIRTT Environmental Solutions Ltd. (the “Company,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated November 6, 2023, with respect to the Registration Statement on Form S-1, File No. 333-275172, filed with the Commission on October 26, 2023 (the “Registration Statement”). In connection with this letter, we are filing today via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

Registration Statement on Form S-1

Prospectus Summary

The Rights Offering, page 3

1.	Please clarify both here and on your prospectus cover page whether the Common Shares underlying your Subscription Rights are also being registered in this offering.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise that we have added disclosure on the prospectus cover page and page 3 of Amendment No. 1 clarifying that the Common Shares underlying the Subscription Rights are also being registered in this offering.

Securities and Exchange Commission

November 13, 2023

Questions and Answers Relating to the Rights Offering

Where will the Rights and Common Shares issuable upon the exercise of the Rights be listed for trading?, page 9

2.

You indicate on page 21 that your Subscription Rights are expected to be listed on the TSX, but are not expected to be traded on a U.S. securities exchange. We note that your Common Shares currently are quoted on the OTC Pink and traded through the over-the-counter markets in the United States. Please clarify here and on page 21 whether your Subscription Rights will be quoted on the OTC Pink and traded through the over-the-counter markets in the United States. If not, clarify the difficulty of rightholders to sell or transfer their Subscription Rights.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise that we have revised the disclosure on pages 9, 22 and 23 of Amendment No. 1 to clarify that, while we do not intend to apply for the Rights to be quoted on any market tiers of the OTC, it is possible that broker-dealers may make a market in our Rights on the OTC Pink.

Who are the holders of 10% or more of our securities before and after the Offering?, page 12

3.

We note that two principal shareholders, 22NW and 726 Group, have a combined 39.5% ownership in your total Common Shares currently outstanding, and have a beneficial ownership of 44.6% including Common Shares underlying convertible debentures. Please clarify the impact to you and your corporate governance, and related risks involving control and concentration of ownership, should 22NW and 726 Group collectively own a majority of the Common Shares outstanding after the offering and exercise of any subscription rights.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise that we have added disclosure on pages 12 and 25 of Amendment No. 1 regarding the effect on our corporate governance and related risks regarding the potential concentration of ownership with 22NW and 726.

How to Complete the Rights Subscription Form, page 15

4.

We note that shareholders wishing to subscribe and exercise their Basic and Additional Subscription Privileges must do so in one payment. Please provide a more detailed explanation as to how shareholders are to calculate the amount of shares they are to submit for their Additional Subscription Privileges if they want to maximize their allocation. Also clarify the mechanics of how the pro-rata distribution will occur, such as providing an illustrative example. If shareholders may participate in multiple rounds of Additional Subscription Privilege sales as the number of Additional Subscribers are known, please clarify.

Securities and Exchange Commission

November 13, 2023

RESPONSE: We acknowledge the Staff’s comment and respectfully advise that we have revised the disclosure on pages 4 and 18 of Amendment No. 1 to provide an explanation as to how shareholders may maximize their allocation pursuant to the Additional Subscription Privilege. We have also revised the disclosure on pages 3, 4, 7, 17, 18 and 31 of Amendment No. 1 to clarify the mechanics of the pro-ration process, including the addition of illustrative examples. We have also revised the disclosure on page 18 of Amendment No. 1 to clarify that there will not be multiple rounds of Additional Subscription Privilege sales.

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Securities and Exchange Commission

November 13, 2023

Please direct any questions that you have with respect to the foregoing or, if any additional supplemental information is required by the Staff, to Robert Kimball of Vinson & Elkins L.L.P. at (214) 220-7860.

Very truly yours,

DIRTT Environmental Solutions Ltd.

By:	/s/ Benjamin Urban
Name:	Benjamin Urban
Title:	Chief Executive Officer

Enclosures

cc:	Fareeha Khan, Chief Financial Officer

Robert Kimball, Vinson & Elkins L.L.P.